

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

<u>Via E-mail</u>
Wesley S. McDonald
President and Chief Executive Office
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re: Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 22, 2013**
> **File No. 001-11084**

Dear Mr. McDonald:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Mara L. Ransom

                    Mara L. Ransom
                    Assistant Director